

Mail Stop 6010

November 26, 2007

Via U.S. Mail and Facsimile to (817) 633-9409

Scott A. Haire
Chief Executive Officer
MB Software Corporation
777 Main Street Suite 3100
Fort Worth, TX 76102

> **Re:** **MB Software Corporation**
> **Form 10-KSB for the Fiscal-Year Ended December 31, 2006**
> **Filed March 22, 2007**
> **Form 10-KSB/A filed March 26, 2007**
> **File No. 0000-11808**

Dear Mr. Haire:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firms, page F-2

1.   We see that your filing does not include an audit report covering the statement of income, cash flows and changes in stockholder's equity for the year ended December 31, 2005, and therefore appears to be unaudited. Please revise the filing to present the report from your independent auditors as required by Item 310(a) of Regulation S-B or tell us why such report is not required.

Item 8A. Controls and Procedures, page 24

2.   We note your disclosure that "there have been no *significant* changes in the Company's internal controls…" Please revise your disclosure in future filings to remove the word *significant* and to discuss *all* changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B.

Exhibit 31

3.   We note the Section 302 certification furnished is not in the proper form as paragraph 1 improperly references "this quarterly report on Form 10-QSB". Please amend the filing to present the Section 302 certification set forth in Item 601(b)(31) of Regulation S-B which properly references the annual report on Form 10-KSB.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202)-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief